December 20, 2018

John Crowley
Chief Financial Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

       Re: Merus N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Form 6-K for the Six-Month Period Ended June 30, 2018
           Filed August 10, 2018
           File No. 001-37773

Dear Mr. Crowley:

        We have reviewed your December 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2018 letter.

Form 6-K for the Six-Month Period Ended June 30, 2018

Notes to Unaudited Condensed Consolidated Financial Statements
8. Deferred Revenue, page 13

1. We acknowledge the information provided in your response to comment 1. Please address the following for us so we may further evaluate your accounting treatment for the Incyte collaboration and license agreement and share subscription agreement.
         The effective date and measurement date for the Incyte collaboration and license agreement and share subscription agreement appears to be January 23, 2017, based on
           Section 15.16 of the collaboration and license agreement and Sections 2.1 and 6.1 of
 John Crowley
Merus N.V.
December 20, 2018
Page 2
             the share subscription agreement. Explain why the deferred revenue and forward contract were recorded on December 20, 2016.
             You state on page 4 that control of the license was not transferred in 2016. Tell us if control of the license transferred on January 23, 2017 upon closing of the share subscription agreement.
             Quantify the amount of foreign currency risk reflected in the fair value for the forward contract at December 20, 2016.
             Notwithstanding the above, explain the factors supporting your statement on page 3 of your response letter that "it was reasonable for the linked Incyte Agreements to include the positive fair value of the forward contract (asset) as part of the consideration and transaction price for the Company's technology," particularly in view of the fact that Incyte's ultimate share purchase price approximated $25 per share. In this regard, tell us whether or not you considered the premium for the share subscription agreement as variable consideration and your consideration of constraints pursuant to IFRS 15.56. Also tell us your consideration of re-evaluating the transaction price at the end of each period pursuant to IFRS 15.87-90.
             You state that the forward contract was considered a freestanding derivative since it was embodied in a separate, enforceable legal agreement and met all three criteria in paragraph 9 of IAS 39. We note that the share subscription agreement refers to the collaboration agreement and vice versa throughout the agreements. Tell us why those references do not prevent the agreements from being treated as separate stand alone agreements.
       You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 with any questions.



FirstName LastNameJohn Crowley                                 Sincerely,
Comapany NameMerus N.V.
                                                               Division of
Corporation Finance
December 20, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName